FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______         Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting of the shareholders of New Found Gold Corp. (the “Company”) held on December 7, 2023 (the “Meeting”).

Total Shares Voted: 112,116,754

Total Shares Issued and Outstanding as at Record Date (October 13, 2023): 179,108,250

Total Percentage of Shares Voted: 62.60%

Business of the Meeting

The following matters were voted upon during the Meeting:

MATTER		OUTCOME
1	Fix the number of directors to be elected at the Meeting at five (5)	Approved
2
Elect the following nominees as directors of the Company to hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the provisions of the Articles of the Company or the Business Corporations Act (British Columbia):

	(a) Douglas Hurst	Approved
	(b) Collin Kettell	Approved
	(c) Denis Laviolette	Approved
	(d) Vijay Mehta	Approved
	(e) Raymond Threlkeld	Approved
3
Appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company to hold office until the next annual meeting of Shareholders, or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor
Approved
4	Approve the Company’s “10% rolling” stock option plan, dated for reference December 8, 2022	Approved
5	Approve the amendment of Article 14 – Election and Removal of Directors of the current Articles of the Company to include new Article 14.12 – Advance Notice Provisions	Approved
6	Approve the amendment of Article 9.3 – Change of Name of the current Articles of the Company by replacing it with a new Article 9.3 – Change of Name	Approved

No other business was voted upon at the Meeting.

Dated at Vancouver, British Columbia, this 7th day of December 2023.

NEW FOUND GOLD CORP.

“Michael Kanevsky”

Michael Kanevsky
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: December 7, 2023	By:	/s/ Collin Kettell
Chief Executive Officer